UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING INCOME OF US$267 MILLION FOR FOURTH QUARTER 2014 AND US$513 FOR FULL YEAR 2014

Santiago, Chile, March 17, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the full year and for the fourth quarter ended December 31, 2014. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures have been prepared in accordance with Standards an Instructions by Chilean Superintendency of Securities and Insurance (“SVS”), which, except as provided by its Office Circular No. 856, are in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.54 per USD.

HIGHLIGHTS

•	LATAM reported a strong improvement in operating income for fourth quarter 2014, reaching US$267.0 million, an increase of 13.7% compared to the US$234.9 million reported in fourth quarter 2013. Operating margin reached 8.6%, compared to 6.9% in the same period 2013. The expansion in margins was mainly driven by a significant reduction in the Company’s operating costs which decreased by 10.3% in the quarter as compared to same period in 2013, despite the 1.8% increase in capacity as measured in ASKs.

•	Net income reached US$98.3 million in fourth quarter 2014, compared to a net loss of US$46.1 million in fourth quarter 2013. This result includes a foreign exchange loss of US$90.3 million mostly recognized at TAM as a result of the devaluation of the Brazilian real during the quarter. The Company has mitigated foreign exchange losses by consistently reducing the exposure to the Brazilian real on TAM’s balance sheet.

•	For full year 2014, LATAM reported an operating income of US$513.4 million, as compared to US$643.9 million in full year 2013. Operating margin for 2014 reached 4.1% as compared to 4.9% in 2013, in line with the guidance provided by the Company.

•	LATAM reported a net loss of US$109.8 million for full year 2014, compared to a net loss of US$281.1 million in 2013. These results include foreign exchange losses of US$130.2 million in 2014 and US$482.2 million in 2013 mainly resulting from the devaluation of the Brazilian real. In addition, this result includes the recognition of a US$112 million provision during the first quarter of 2014 related to estimated penalties for anticipated aircraft redeliveries as a result of our fleet restructuring process.

•	In January, the Company announced its preliminary guidance for 2015. We expect to improve profitability and estimate operating margins for the full year 2015 to be in the range of 6% to 8%. This improvement in results takes into account our strategic focus on the factors we have defined as critical for success: customer experience, network and efficiency and cost reduction.

•	In line with the Company’s fleet renewal plan, during fourth quarter 2014 LATAM received a total of 5 Airbus A321 aircraft and 1 Boeing 787-8 passenger aircraft.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2014 RESULTS

LATAM Airlines Group reported a strong improvement in operating income for fourth quarter 2014, which reached US$ 267.0 million, a 13.7% increase compared to the US$234.9 million operating income in fourth quarter 2013. Operating margin reached 8.6%, compared to 6.9% in 2013. The expansion in margins was mainly driven by a significant reduction in the Company’s operating costs which decreased by 10.3% in the quarter as compared to same period in 2013, despite the 1.8% increase in capacity as measured in ASKs.

LATAM’s net income reached US$ 98.3 million in the fourth quarter 2014, compared to a net loss of US$46.1 million for the same period 2013. This result included a foreign exchange loss of US$90.3 million mostly recognized at TAM as a result of the devaluation of the Brazilian real during the quarter. We have been able to mitigate this effect by consistently reducing the imbalance between BRL-denominated assets and USD-denominated liabilities on TAM’s balance sheet.

Total revenues in the fourth quarter 2014 reached US$3,104.7 million compared to US$3,397.5 million in fourth quarter 2013. The decrease of 8.6% is a result of a 10.9% decrease in passenger revenues and a 4.7% decrease in cargo revenues, partially offset by a 48.6% increase in other revenues. Passenger and cargo revenues accounted for 81.4% and 14.7% of total revenues, respectively, in fourth quarter 2014.

Passenger revenues decreased 10.9% during the quarter. Total passenger capacity increased by 1.8% in the quarter and total passenger traffic as measured in RPKs increased by 3.3%, with passenger load factors reaching a very healthy 83.8%, 1.2 percentage points higher than the same period in 2013. However, RASK decreased by 12.5% when compared to the fourth quarter 2013, driven by a decrease of 13.8% in yields, which were impacted by the slower macroeconomic scenario in South America, the depreciation of local currencies (especially the Brazilian real, Chilean peso and Argentinian peso), a decrease in corporate demand in Brazil and the challenging competitive environment in our international operations.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

	For the three month period ended December 31
	RASK			ASK		Load Factor
	(US cents)			(millions)
	2014	% Change		2014	% Change	2014	% Change
Bussines Unit
Domestic SSC	9.2	-6.6%		5,603	5.5%	81.3%	1.0 pp
Domestic Brazil	8.2	-13.5	% *	11,398	2.7%	83.0%	2.0 pp
International	7.4	-6.8%		16,433	0.1%	85.1%	0.7 pp

Total	7.6	-12.5%		33,433	1.8%	83.8%	1.2 pp

*RASK	in the domestic Brazil operations decreased 5.6% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the fourth quarter 2014, domestic operations in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a moderate pace, with an increase of 5.5% in passenger capacity as measured in ASKs. Passenger traffic as measured in RPKs grew by 6.8% during the quarter, allowing for an improvement of 1.0 percentage point in load factors as compared to fourth quarter 2013, reaching 81.3%. However, yields in the SSC domestic markets continue to be under pressure due to the slowdown in economic activity in various countries throughout the region, and the depreciation of local currencies, mainly the Chilean and Argentinian peso which depreciated 14.6% and 39.1% respectively, as compared to the fourth quarter 2013. This resulted in a 6.6% decline in revenue per ASK as compared to the fourth quarter of 2013.

In the domestic Brazil passenger operations, TAM increased capacity by 2.7% in the fourth quarter 2014 as compared to the same quarter of 2013. Traffic as measured in RPKs increased by 5.2%, resulting in an increase of 2.0 percentage points in load factors, which reached 83.0%. Even though we experienced a recovery in traffic after the World Cup, corporate traffic remained weak during the last quarter of the year, impacted by political uncertainty and lower GDP growth expectations in Brazil, all of which affected corporate demand and resulted in a drop of 5.6% in TAM’s revenues per ASK in Brazilian reais. When measured in US dollars, TAM’s unit revenue decrease was even higher as a result of the 11.9% depreciation of the Brazilian real in the quarter as compared to fourth quarter 2013.

During 2015, TAM plans to consolidate its hub strategy in domestic Brazil operations, strengthening connectivity out of Brasilia. TAM plans to add 9 domestic and 2 international destinations from Brasilia this year, taking advantage of Brasilia’s central geographic location within Brazil, economic strength relative to the rest of the country and new airport infrastructure. These destinations will increase by 64% the number of city pairs served through Brasilia, and will offset capacity reductions in other parts of the network where RASK has been impacted by weakness in corporate demand. Furthermore, as previously announced, TAM plans to invest in regional aviation in Brazil during 2015, regardless of any regulatory changes that may be implemented by the Brazilian government. TAM plans to add service to between 4 and 6 new regional destinations every year, starting this year with existing Airbus A319 aircraft; and is also in the process of negotiating regional aircraft with certain manufacturers for the future. In addition, during December, TAM Airlines and Passaredo entered into a codeshare agreement, which will provide TAM with greater network coverage accessing regional markets.

During the fourth quarter 2014, LATAM Airlines Group maintained its capacity flat on international routes, after decreasing ASKs by 3.2% in the first nine months of the year. During the quarter, LATAM’s capacity on international routes increased by 0.1% as measured in ASKs, while traffic increased by 1.0%, allowing for an improvement of 0.7 percentage points in load factors, reaching 85.1%. Pressures on yields continued during the quarter, as a result of the challenging operating and competitive environment in our regional and long haul operations, which resulted in a decrease of 6.8% in revenues per ASK as compared to the fourth quarter of 2013. During the quarter, the Company completed the move of its international operations to Terminal 3 at Guarulhos Airport, resulting in shorter and more efficient connection times and an improved passenger experience, and allowing LATAM to further develop Sao Paulo as its main hub in South America.

Cargo revenues decreased by 4.7% during fourth quarter of 2014, as we reduced capacity by 3.6%, resulting in a load factor of 62.3%, which represents an improvement of 0.4 percentage points as compared to the fourth quarter 2013. Despite the weakness in cargo trends mainly due to the slowdown in imports into Latin America and competitive pressures from regional and international cargo carriers, various initiatives allowed us to control yields during the fourth quarter of the year. As a result, cargo yields decreased only 1.8%, which also incorporates the 11.9% depreciation of the Brazilian real in the domestic Brazil cargo market.

During the quarter and in line with the Company’s approach towards a more rational and disciplined freighter capacity, the Company materialized the lease of two of its 767-300Fs to another cargo operator in a different market for a period of three years. An additional 767-300F was also leased to this same operator starting in 2015.

Other revenues increased by 48.6%, amounting to US$121.0 million during the fourth quarter 2014. This result is mainly explained by a US$25.9 million increase in revenues from Multiplus as a result of more breakage and non-air redemptions, as well as gains from asset sales for US$14 million, which included sales of spare engines during the quarter.

Total operating expenses in the fourth quarter 2014 reached US$2,837.7 million, a 10.3% reduction as compared to operating expenses in the fourth quarter of 2013. Cost per ASK equivalent (including net financial expenses) also decreased by 10.3%, including the effect of the 5.6% decrease in fuel price paid per gallon (including hedge). Excluding fuel, cost per ASK equivalent showed a decrease of 12.1%. Certain cost lines denominated in local currencies were positively impacted by the depreciation of certain local currencies during the quarter. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 13.8% despite the increase of 0.6% in average headcount, mainly driven by the positive impact of the depreciation of local currencies on wages denominated in those currencies, as well as the reversal of a US$108 million reserve as a result of the non-payment of 2014 performance bonuses.

•	Fuel costs decreased by 6.8%, as a result of a decrease of 15.6% in the average fuel price per gallon (excluding hedge) and a decrease of 0.2% in fuel gallons consumed, in line with the slight decrease in operations (as measured in ASK equivalents). This was partially offset by the recognition of a US$103.8 million fuel hedge loss, compared to a US$4.5 million fuel hedge gain in the fourth quarter of 2013. In addition, the Company recognized a US$10.2 million gain related to foreign currency hedging contracts.

•	Commissions to agents decreased by 47.1% mainly due to decreased passenger commissions at TAM, including the effect of the depreciation of the Brazilian real in the quarter, and at LAN resulting from lower sales in Argentina.

•	Depreciation and amortization decreased by 1.3%, despite the increase in the number of owned wide body aircraft, mainly as a result of the phase out of leased aircraft with the consequent decrease in maintenance depreciation.

•	Other rental and landing fees decreased by 1.4% mainly due to a decrease in aeronautical rates resulting from the depreciation of local currencies.

•	Passenger service expenses decreased by 13.7%, despite the increase of 3.7% in passengers transported, mainly explained by a decrease in variable service costs, and the positive effect of the depreciation of the Brazilian real.

•	Aircraft rentals increased by 2.3%, despite fewer leased aircraft, as a result of the incorporation of larger and more modern aircraft under operating leases (i.e. Boeing 787s).

•	Maintenance expenses decreased by 14.6%, mainly as a result of the Company’s fleet renewal initiatives and the recognition of US$19 million in maintenance costs related to redeliveries of aircraft during the fourth quarter 2013.

•	Other operating expenses decreased by 18.2% mainly due to the prescription and other reversals of tax contingencies during the quarter and the effect of the Brazilian real depreciation on certain costs as compared to the fourth quarter 2013.

Non-operating results

•	Interest income increased by 4% to US$21.9 million in fourth quarter 2014, mainly due to an increase in our cash held in currencies different from the US dollar which have higher interest rates.

•	Interest expense decreased from US$122.3 million in fourth quarter 2013 to US$99.7 million in the same quarter 2014, mainly due to a lower debt and lower interest rates in the quarter.

•	Under Other income (expense), the Company recognized a US$38.0 million gain, impacted by a non-recurring gain of US$142 million related to tax contingencies at TAM which were recognized at the time of the business combination. This was partially offset by a foreign exchange loss of US$90.3 million mostly recognized at TAM as a result of the devaluation of the Brazilian real during the quarter. This compares to a US$142.6 million expense in other income (expense) in the fourth quarter 2013, which included a US$121.3 million foreign exchange loss.

FINANCING AND LIQUIDITY

At the end of year 2014, LATAM reported US$ 1,533.8 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of December 31, 2014, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$868.3 million, US$336.1 million of which were funded directly by LATAM. Furthermore, as of December 2014, LATAM Airlines Group had US$210.0 million in undrawn committed credit lines with Chilean and international banks. In addition, LATAM has US$65 million in Venezuela that represents only 4.2% of our total cash position.

The volatility caused by exchange rates variations on the cash flows are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group. In addition, the company has in place a hedging program to partially mitigate the impact of exchange rate variations of the Brazilian reais. The company has hedged around 50% of its estimated total net Brazilian real monthly exposure for 2015 through foreign exchange forward contracts.

In relation to the fuel exposure, the Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. In addition, LATAM has hedged approximately 30% of its estimated fuel consumption for 2015. The Company’s fuel hedging strategy consists of a combination of collars, swaps and options for Brent and Jet Fuel.

LATAM FLEET PLAN

The Company continues advancing with the restructuring of its fleet plan, phasing out the less efficient models and allocating aircraft best suited to each one of our markets. As of December 31, 2014, our restructuring plan is on track, having already phased out all of the Boeing B737 and Dash 8 Q400 aircraft, additionally redelivering 2 Airbus A319s, 7 Airbus A330s, 3 Airbus A340s and 1 Boeing 767 freighter. Delivered aircraft have been new, more efficient models, such as Airbus A321, of which we received 5 during the fourth quarter, and 1 Boeing 787 Dreamliner, ending 2014 with a total of 21 and 10 aircraft of these models, respectively.

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

At year end	2014	2015	2016
Passenger Aircraft
Dash 8-200	7	0	0
Airbus A319-100	52	50	50
Airbus A320-200	158	153	144
Airbus A320 Neo	0	0	2
Airbus A321-200	21	36	51
Airbus A330-200	13	7	0
Boeing 767-300	38	38	34
Airbus A340-300	3	0	0
Airbus A350-900	0	1	7
Boeing 777-300 ER	10	10	10
Boeing 787-8	10	10	10
Boeing 787-9	0	7	13
TOTAL	312	312	321
Cargo Aircraft
Boeing 777-200F	4	4	4
Boeing 767-300F	11	11	9

TOTAL	15	15	13
TOTAL FLEET	327	327	334

Total Fleet Commitments (US$ millions)	1,199	1,689	2,343

Note: As of December 31, 2014 LATAM has leased two of its 767-300Fs and leased an additional Boeing 767-300F during March 2015

GUIDANCE

LATAM expects total passenger ASK growth to be between 2% and 4% for full year 2015. International passenger ASK growth for full year 2015 is expected to increase between 4% and 6%. TAM’s domestic passenger ASKs in the Brazilian market are expected to be flat during 2015. ASKs in domestic Spanish-speaking countries are expected to increase by approximately 4% to 6%.

Regarding cargo operations, LATAM expects cargo ATKs to grow between 1% and 3% as compared to 2014, mainly driven by increased capacity in the bellies of passenger aircraft.

The Company expects to improve profitability and estimates operating margins for the full year 2015 to be in the range of 6% to 8%.

*****

LATAM has filed today its quarterly financial statements as at December 31, 2014 with the Superintendencia de Valores y Seguros of Chile. These financial statements are and will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 24 countries and cargo services to about 145 destinations in 27 countries, with a fleet of 319 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

*****

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2014

	For the three month period ended December 31
	2014	2013	% Change
REVENUE
Passenger	2,526,465	2,836,446	-10.9%
Cargo	457,249	479,696	-4.7%
Other	120,969	81,404	48.6%

TOTAL OPERATING REVENUE	3,104,683	3,397,546	-8.6%
EXPENSES
Wages and Benefits	-526,352	-610,434	-13.8%
Aircraft Fuel	-1,012,024	-1,085,698	-6.8%
Comissions to Agents	-61,197	-115,692	-47.1%
Depreciation and Amortization	-247,004	-250,172	-1.3%
Other Rental and Landing Fees	-333,920	-338,683	-1.4%
Passenger Services	-71,796	-83,191	-13.7%
Aircraft Rentals	-128,569	-125,717	2.3%
Aircraft Maintenance	-106,699	-124,939	-14.6%
Other Operating Expenses	-350,111	-428,161	-18.2%

TOTAL OPERATING EXPENSES	-2,837,672	-3,162,687	-10.3%
OPERATING INCOME	267,011	234,859	13.7%

Operating Margin	8.6%	6.9%	1.7 pp
Interest Income	21,904	21,077	3.9%
Interest Expense	-99,686	-122,304	-18.5%
Other Income (Expense)	37,963	-142,623	-126.6%
INCOME BEFORE TAXES AND MINORITY INTEREST	227,192	-8,991	-2626.9%
Income Taxes	-117,409	-25,675	357.3%
INCOME BEFORE MINORITY INTEREST	109,783	-34,666	-416.7%
Attributable to:
Shareholders	98,282	-46,122	-313.1%
Minority Interest	11,501	3,117	269.0%
NET INCOME	98,282	-46,122	-313.1%

Net Margin	3.2%	-1.4%	4.5 pp
Effective Tax Rate	-54.4%	-125.6%	71.1 pp

EBITDA	514,015	485,031	6.0%
EBITDA Margin	16.6%	14.3%	2.3 pp.

EBITDAR	642,584	610,748	5.2%
EBITDAR Margin	20.7%	18.0%	2.7 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the year ended December

	For the year ended December 31
	2014	2013	% Change
REVENUE
Passenger	10,380,122	11,061,557	-6.2%
Cargo	1,713,379	1,862,980	-8.0%
Other	377,645	341,565	10.6%

TOTAL OPERATING REVENUE	12,471,146	13,266,102	-6.0%
EXPENSES
Wages and Benefits	-2,350,102	-2,492,769	-5.7%
Aircraft Fuel	-4,167,030	-4,414,249	-5.6%
Comissions to Agents	-365,508	-408,671	-10.6%
Depreciation and Amortization	-991,264	-1,041,733	-4.8%
Other Rental and Landing Fees	-1,327,238	-1,373,061	-3.3%
Passenger Services	-300,325	-331,405	-9.4%
Aircraft Rentals	-521,384	-441,077	18.2%
Aircraft Maintenance	-452,731	-477,086	-5.1%
Other Operating Expenses	-1,482,198	-1,642,146	-9.7%

TOTAL OPERATING EXPENSES	-11,957,780	-12,622,197	-5.3%
OPERATING INCOME	513,366	643,905	-20.3%

Operating Margin	4.1%	4.9%	-0.7	pp
Interest Income	90,500	72,828	24.3%
Interest Expense	-430,034	-462,524	-7.0%
Other Income (Expense)	-108,599	-538,097	-79.8%
INCOME BEFORE TAXES AND MINORITY INTEREST	65,233	-283,888	-123.0%
Income Taxes	-142,194	20,069	-808.5%
INCOME BEFORE MINORITY INTEREST	-76,961	-263,819	-70.8%
Attributable to:
Shareholders	-109,790	-281,114	-60.9%
Minority Interest	32,829	17,295	89.8%
NET INCOME	-109,790	-281,114	-60.9%

Net Margin	-0.9%	-2.1%	1.2	pp
Effective Tax Rate	-438.8%	-6.7%	-432.2	pp

EBITDA	1,504,630	1,685,638	-10.7%
EBITDA Margin	12.1%	12.7%	-0.6	pp.

EBITDAR	2,026,014	2,126,715	-4.7%
EBITDAR Margin	16.2%	16.0%	0.2	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended December			For the year ended December
	2014	2013	% Change	2014	2013	% Change
System
ASKs-equivalent (millions)	52,960	53,075	-0.2%	206,198	212,237	-2.8%
RPKs-equivalent (millions)	40,167	39,634	1.3%	153,978	153,485	0.3%
Overall Load Factor (based on ASK-equivalent)%	75.8%	74.7%	1.2 pp	74.7%	72.3%	2.4 pp
Break-Even Load Factor (based on ASK-equivalent)	71.0%	71.7%	-0.6 pp	76.0%	68.3%	7.7 pp
Yield based on RPK-equiv (US Cent)	7.4	8.4	-11.2%	7.9	8.4	-6.7%
Operating Revenues per ASK-equiv (US Cent)	5.6	6.2	-9.8%	5.9	6.1	-3.7%
Costs per ASK-equivalent (US Cent)	5.6	6.2	-10.3%	6.1	6.2	-2.4%
Costs per ASK-equivalent ex fuel (US Cents)	3.7	4.2	-12.1%	4.0	4.1	-2.2%
Fuel Gallons Consumed (millions)	313	314	-0.2%	1,220	1,267	-3.7%
Average Trip Length (thousands km)	1.6	1.6	-0.3%	1.6	1.6	0.2%
Total Number of Employees (end of period)	53,072	52,997	0.1%	53,072	52,997	0.1%
Passenger
ASKs (millions)	33,433	32,826	1.8%	130,201	131,691	-1.1%
RPKs (millions)	28,001	27,105	3.3%	108,534	106,466	1.9%
Passengers Transported (thousands)	17,845	17,217	3.7%	67,833	66,696	1.7%
Load Factor (based on ASKs) %	83.8%	82.6%	1.2 pp	83.4%	80.8%	2.5 pp
Yield based on RPKs (US Cents)	9.0	10.5	-13.8%	9.6	10.4	-7.9%
Revenues per ASK (US cents)	7.6	8.6	-12.5%	8.0	8.4	-5.1%
Cargo
ATKs (millions)	1,855	1,924	-3.6%	7,220	7,652	-5.6%
RTKs (millions)	1,156	1,190	-2.9%	4,317	4,467	-3.3%
Tons Transported (thousands)	292	276	5.8%	1,102	1,171	-5.9%
Load Factor (based on ATKs) %	62.3%	61.9%	0.4 pp	59.8%	58.4%	1.4 pp
Yield based on RTKs (US Cents)	39.6	40.3	-1.8%	39.7	41.7	-4.8%
Revenues per ATK (US Cents)	24.6	24.9	-1.2%	23.7	24.3	-2.5%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31
	2014	2013
Assets:
Cash, and cash equivalents	989,396	1,984,903
Other financial assets	650,401	709,944
Other non-financial assets	247,871	335,617
Trade and other accounts receivable	1,378,837	1,633,094
Accounts receivable from related entities	308	628
Inventories	266,039	231,028
Tax assets	100,708	81,890
Non- current assets and disposal groups held for sale	1,064	2,445
Total current assets	3,634,624	4,979,549
Property and equipment	10,773,076	10,982,786
Goodwill	3,313,401	3,727,605
Intangible assets other than goodwill	1,880,079	2,093,308
Other non- current assets	883,250	847,898
Total non- current assets	16,849,806	17,651,597

Total assets	20,484,430	22,631,146

Liabilities and shareholders’ equity:
Other financial liabilities	1,624,615	2,039,787
Trade and other accounts payables	1,489,396	1,557,736
Tax liabilities	35	505
Other non-financial liabilities	2,715,686	2,911,079
Total current liabilities	5,829,732	6,509,107
Other financial liabilities	7,389,012	7,859,985
Accounts payable	577,454	922,887
Other provisions	703,140	1,122,247
Deferred tax liabilities	1,051,894	767,228
Employee benefits	74,102	45,666
Other non-financial liabilities	355,401	77,567
Total non-current liabilities	10,151,003	10,795,580

Total liabilities	15,980,735	17,304,687

Share capital	2,545,705	2,389,384
Retained earnings	536,190	795,303
Treasury Shares	(178)	(178)
Other reserves	1,320,179	2,054,312
Equity attributable to the parent company’s equity holders	4,401,896	5,238,821
Minority interest	101,799	87,638

Total net equity	4,503,695	5,326,459

Total liabilities and equity	20,484,430	22,631,146

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2014	2013
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	13,367,838	13,406,275
Other cash receipts from operating activities	96,931	4,638
Payments for operating activities
Payments to suppliers for goods and services	(8,823,007)	(9,570,723)
Payments to and on behalf of employees	(2,433,652)	(2,405,315)
Other payments for operating activities	(528,214)	(31,215)
Interest Received	11,589	11,310
Income Taxes refunded (paid)	(108,389)	(83,033)
Other cash inflows (outflows)	(251,657)	76,761
Net cash flows from operating activities	1,331,439	1,408,698
Cash flow used in investing activities
Cash flows utilized to obtain control of subsidiaries or other entities	518	(5,517)
Cash flows used in the purchase of non-controlling interest	—	(497)
Other cash receipts from sales of equity or debt instruments of other entities	524,370	270,485
Other payments to acquire equity or debt instruments of other entities	(474,656)	(440,801)
Amounts raised from sale of property, plant and equipment	564,266	225,196
Purchases of property, plant and equipment	(1,440,445)	(1,381,786)
Purchases of intangible assets	(55,759)	(43,484)
Payment from other long-term assets	—	22,144
Other cash inflows (outflows)	(17,399)	75,448
Net cash flows used in investing activities	(899,105)	(1,278,812)
Cash flow from (used in) financing activities
Amounts raised from issuance of shares	156,321	888,949
Payments to acquire shares from society	4,661	—
Amounts raised from long-term loans	1,042,820	2,043,518
Amounts raised from short-term loans	603,151	1,101,159
Loans repayment	(2,315,120)	(1,952,013)
Payments of finance lease liabilities	(394,131)	(423,105)
Dividends paid	(35,362)	(29,694)
Interest paid	(368,789)	(361,006)
Other cash inflows (outflows)	(13,777)	(62,013)
Net cash flows from (used in) financing activities	(1,320,226)	1,205,795
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(887,892)	1,335,681
Effects of variations in the exchange rate on cash and equivalents	(107,615)	(1,041)
Net increase (decrease) in cash and cash equivalents	(995,507)	1,334,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,984,903	650,263
CASH AND CASH EQUIVALENTS AT END OF PERIOD	989,396	1,984,903

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31
	2014	2013
Total Assets	20,484,430	22,631,146

Total Liabilities	15,980,735	17,304,687
Total Equity*	4,503,695	5,326,459

Total Liabilities and Shareholders equity	20,484,430	22,631,146
Net Debt
Current and long term portion of loans from financial institutions	7,049,033	7,446,617
Current and long term portion of obligations under capital leases	1,709,034	2,326,252
Other liabilities current and long term portion	59,148	57,997
Cash and cash equivalents	-1,533,770	-2,561,574

Total Net Debt	7,283,445	7,269,292

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2014	2013
Cash and Equivalents as % of LTM revenues	12.3%	19.3%
Adjusted Gross Debt (US$ thousands)	12,466,903	12,918,405
Adjusted Gross Debt / EBITDAR (LTM)	6.2	6.1
Adjusted Net Debt (US$ thousands)	10,933,133	10,356,831
Adjusted Net Debt / EBITDAR (LTM)	5.4	4.9

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2014
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	5	2	7
Airbus A319-100	12	40	52
Airbus A320-200	63	95	158
Airbus A321-200	3	18	21
Airbus A330-200	5	8	13
Boeing 767-300	4	34	38
Airbus A340-300/500	—	3	3
Boeing 777-300 ER	6	4	10
Boeing 787-8/-9	4	6	10

TOTAL	102	210	312
Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15
TOTAL FLEET	107	220	327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Cristian Toro
	Name:	Cristian Toro
	Title:	VP LEGAL LATAM